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                             AllAdvantage.com Inc.
                              4010 Point Eden Way
                           Hayward, California 94545
                                (510) 888-3898

                                 June 30, 2000



VIA EDGAR AND FACSIMILE
-----------------------


Securities and Exchange Commission
450 5th Street, N.W.
Washington, D.C. 10549


Attention:  Suzanne Hayes

     Re:  AllAdvantage.com Inc.
          Registration Statement on Form S-1
          File No. 333-96271
          ----------------------------------

Ladies and Gentlemen:

     This letter is filed pursuant to Rule 477 of the Rules and Regulations under the Securities Act of 1933, as amended, with reference to the Form S-1 Registration Statement No. 333-96271, together with all exhibits and amendments thereto, that was originally filed with the Securities and Exchange Commission on February 7, 2000 (the "S-1 Registration Statement"), and the Form 8-A12G Registration Statement No. 000-30079, that was filed with the Securities and Exchange Commission on March 23, 2000 (the "8-A Registration Statement"). In light of current market conditions, the Registrant has determined not to effect at this time the initial public offering to which these Registrant Statements relate. No securities have been sold pursuant to these Registration Statements. Accordingly, the Registrant hereby applies for an order granting the immediate withdrawal of the S-1 Registration Statement. Further, the Registrant hereby withdraws the 8-A Registration Statement.



                                   ALLADVANTAGE.COM INC.


                                   By:  /s/ Michael A. Depatie
                                        ------------------------------
                                        Michael A. Depatie
                                        Chief Financial Officer